Main Street Capital Corporation

1300 Post Oak Boulevard, Suite 800

Houston, TX 77056

(713) 350-6000

July 19, 2011

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: James E. O’Connor, Esq.

Re:	Main Street Capital Corporation
Registration Statement on Form N-2 (File No. 333-173674) (the
“Registration Statement”)

Dear Mr. O’Connor:

Main Street Capital Corporation (the “Company”) previously filed pre-effective amendment no. 1 to the Registration Statement (“Amendment No. 1”) with the U.S. Securities and Exchange Commission (the “Commission”) on June 3, 2011.  Pursuant to your request, the Company hereby agrees that it will file a post-effective amendment to the Registration Statement and will not sell any shares of its common stock pursuant to a prospectus supplement to the prospectus contained in the Registration Statement if the cumulative dilution to the Company’s net asset value (“NAV”) per share of common stock from offerings pursuant to the Registration Statement exceeds 15%. This would be measured separately for each offering pursuant to the Registration Statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the percentage from each offering.  For example, if the Company’s most recently determined NAV at the time of the first offering is $15.00 and the Company has 30 million shares outstanding, the sale of 6 million shares at net proceeds to the Company of $7.50 per share (a 50% discount) would produce dilution of 8.33%. If the Company subsequently determined that its NAV per share increased to $15.75 on the then 36 million shares outstanding and then made an additional offering, the Company could, for example, sell approximately an additional 7.2 million shares at net proceeds to the Company of $9.45 per share, which would produce dilution of 6.67%, before the Company would reach the aggregate 15% limit.  If the Company were to file a post-effective amendment to the Registration Statement as required by its agreement herein, the threshold described above would then reset and apply anew to such amended Registration Statement.

Finally, in connection with the submission of the Company’s request for accelerated effectiveness of the Registration Statement, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                  should the Commission or the staff thereof (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                  the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions or comments regarding the foregoing, please feel free to contact me at (713) 350-6043.

Main Street Capital Corporation

By:	/s/ Jason B. Beauvais
Jason B. Beauvais
Vice President, General Counsel and Secretary